Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated November 5, 2026 and the

Prospectus dated February 20, 2024

Registration Nos. 333-277185 and 333-277185-01

PRICING TERM SHEET

VENTAS REALTY, LIMITED PARTNERSHIP

Fully and unconditionally guaranteed by Ventas, Inc.

Terms applicable to

$500,000,000 5.500% Senior Notes due 2033

Dated: November 5, 2026

Issuer:	Ventas Realty, Limited Partnership (the “Issuer”)

Guarantor:	Ventas, Inc.

Aggregate Principal Amount:	$500,000,000

Maturity Date:	December 15, 2033

Public Offering Price:	99.441% of the aggregate principal amount, plus accrued interest from November 10, 2026, if any

Coupon (Interest Rate):	5.500%

Yield to Maturity:	5.595%

Benchmark Treasury:	4.875% due October 31, 2033

Benchmark Treasury Price / Yield:	101-02/ 4.695%

Spread to Benchmark Treasury:	+90 basis points

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2027

Optional Redemption:

Prior to October 15, 2033 (two months prior to the maturity date of the notes (the “Par Call Date”)), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined under “Description of Notes – Optional Redemption”) plus 15 basis points less (b) interest accrued to, but excluding, the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

See “Description of Notes – Optional Redemption” in the preliminary prospectus supplement, dated November 5, 2026 for more information.

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

TD Securities (USA) LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Senior Co-Manager:	M&T Securities, Inc.

Co-Managers:	Loop Capital Markets LLC U.S. Bancorp Investments, Inc. Fifth Third Securities, Inc.

CUSIP / ISIN:	92277G BD8 / US92277GBD88

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	November 5, 2026

Settlement Date:	November 10, 2026 (T+3)

Form of Offering:	SEC Registered (Registration Nos. 333-277185 and 333-277185-01)

Ventas Inc. expects that delivery of the notes will be made to investors against payment therefor on or about November 10, 2026, which will be the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any day prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will be settled in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to make such trades prior to the first business day preceding the settlement date should consult their own advisors.

Ventas, Inc. and the Issuer have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that Ventas, Inc. and the Issuer have filed with the SEC for more complete information about Ventas, Inc., the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, Ventas, Inc., the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting: J.P. Morgan Securities LLC collect at 1-212-834-4533; BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or email: prospectus@citi.com; PNC Capital Markets LLC toll-free at 1-855-881-0697; or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.